ROYAL STYLE DESIGN, INC.
2561 Forsythe Road, Unit D
Orlando, FL 32807

June 4, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Royal Style Design, Inc.
Registration Statement on Form S-1
File No. 333-158924

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, this is to request acceleration of the effective date of the captioned Registration Statement so that the Registration Statement shall become effective at 5:00 p.m., EST, on Thursday, June 4, 2009, or as soon as possible thereafter.

As Chief Executive Officer of Royal Style Design, Inc. (the “Company”), this is to acknowledge that:

o
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Michael Paige, Jackson & Campbell, P.C., at (202) 457-6696 (FAX: (202) 457-6706).

Sincerely,

ROYAL STYLE DESIGN, INC.

By: /s/ Nikolay Lobachev
Nikolay Lobachev, Chief Executive Officer